NEWS RELEASE

Pan American Silver to Announce First Quarter 2024 Unaudited Results and Host Annual General and Special Meeting of Shareholders on May 8
Vancouver, B.C. - April 9, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") will announce its unaudited results for the first quarter of 2024 after market close on Wednesday, May 8, 2024. Pan American will also be holding its Annual General and Special Meeting of shareholders (the "Shareholders Meeting") the same day at 3:00 pm PT.
First Quarter 2024 Unaudited Results Conference Call and Webcast
Date:            May 9, 2024
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-888-259-6580 (toll-free in Canada and the U.S.)
+1-416-764-8624 (international participants)
Conference ID:        12621721
Webcast:        https://events.q4inc.com/attendee/962587784
The live webcast, presentation slides and the report for the first quarter of 2024 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
Annual General and Special Meeting of Shareholders
Pan American is scheduled to hold its Shareholders Meeting at 3:00 pm PT on Wednesday, May 8, 2024 at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada. The Management Information Circular, Notice of Annual General and Special Meeting of Shareholders, Form of Proxy and other proxy-related materials for the Shareholders Meeting are available at https://panamericansilver.com/invest/financial-reports-and-filings/. The Shareholders Meeting will not be webcast.
About Pan American Silver
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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